Iron Horse Acquisitions Corp.

P.O. Box 2506

Toluca Lake, CA 91610

Zhong Guo Liang Tou Group Ltd

Room 2712, Zhuhai Center Building, No. 1663 Yinwan Road, Xiangzhou District

Zhuhai City, Guangdong Province, People’s Republic of China

May 8, 2025

VIA EDGAR

Ms. Erin Donahue

Ms. Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Iron Horse Acquisitions Corp. and Zhong Guo Liang Tou Group Ltd (the “Co-Registrants”)
Registration Statement on Form S-4
(File No. 333-283933) (the “Registration Statement”)

Dear Ms. Donahue and Ms. Timmons-Pierce:

The Co-Registrants hereby request, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 5:00 p.m. on May 12, 2025, or as soon thereafter as practicable.

Very truly yours,

Iron Horse Acquisitions Corp.

By:	/s/ Jose Bengochea
Name:	Jose Bengochea
Title:	Chief Executive Officer

Zhong Guo Liang Tou Group Ltd

By:	/s/ Zhenjun Jiang
Name:	Zhenjun Jiang
Title:	Chief Executive Officer